

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 22, 2016

<u>Via E-Mail</u>
Ruben Mendoza
Chief Executive Officer
Foundation Building Materials, Inc.
2741 Walnut Avenue, Suite 200
Tustin, CA 92780

> **Re:** **Foundation Building Materials, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 12, 2016**
> **CIK No. 1688941**

Dear Mr. Mendoza:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Information, page 20</u>

1. We have reviewed your response to comment ten in our letter dated December 1, 2016, including the information you provided related to adjustments (e) and (f). Please be advised that we do not believe it is appropriate to adjust GAAP measures for anticipated synergy acquisition related expenses, such as the estimated and realized cost savings in adjustments (e) and (f). Please revise the non-GAAP measures in your registration statement to eliminate these adjustments.   Refer to Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 62</u>

2. In regard to your notes to the pro forma financial statements, please address the following:

    •   More fully explain to us how you calculated the purchase cost saving reflected in note (1);

    •   More fully explain to us the terms of the revised compensation arrangements reflected in note (5); and

    •   More fully explain to us why the total acquisition related adjustments for the year ended December 31, 2015 resulted in you recording an income tax (benefit).

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73</u>

<u>Factors and Trends Affecting Our Business and Results of Operations</u>
<u>Volume, Costs and Pricing Programs, page 76</u>

3. Please clarify or explain the differences between the cost savings disclosed here and the cost savings reflected in note (1) to the pro forma financial statements on page 68.

<u>Liquidity and Capital Resources</u>
<u>ABL Credit Facility, page 97</u>

4. We note your disclosure on page 98 that Adjusted EBITDA calculated in accordance with the terms of the senior credit facility was $139.2 million. Please revise your disclosures to comply with Question 102.09 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please also explain the differences between Adjusted EBITDA disclosed here with the non-GAAP you present on page 20.

<u>Description of Certain Indebtedness</u>
<u>ABL Credit Facility, page 161</u>

5. It appears to us the amount of available capacity under the ABL Credit Facility should be $110 million. Please clarify or revise.

<u>Historical Financial Statements</u>

<u>LSF9 Cypress Holdings, LLC and Subsidiaries</u>

<u>12. Long-Term Incentive Plan, page F-36</u>

6. We have read your response to comment 33 in our letter dated December 1, 2016, but noted no revisions as referenced. Please advise or revise.

<u>1. Description of Company and Basis of Presentation, Principles of Consolidation, page F-46</u>

7. Please clarify the inconsistency between the disclosure in the third sentence that states "the Company reports two reportable segments" and the disclosure in the fifth sentence that states "all of the Company's operating segments have been aggregated into one reportable segment".

<u>Exhibit Index, page II-5</u>

8. When you file this registration statement publicly, please ensure that each exhibit is filed under its own sequential exhibit number listed in the exhibit index (e.g. 10.1, 10.2, 10.3 etc.).

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
       Jeffrey A. Chapman, Esq.
       Peter W. Wardle, Esq.